UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of December
Commission File Number: 001-31253
Pengrowth Energy Trust
(Translation of registrant’s name into English)
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FURNISHED HEREUNDER:
1.	Underwriting Agreement dated December 1, 2006, among Pengrowth, Pengrowth Corporation, Pengrowth Management Limited and the Underwriters party thereto.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

Date: December 1, 2006	By:	/s/ Doug C. Bowles
	Name:	Doug C. Bowles
	Title:	Vice President and Controller

UNDERWRITING AGREEMENT
December 1, 2006
Pengrowth Energy Trust
Pengrowth Corporation
Pengrowth Management Limited
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Dear Sirs:
Re: Primary Offering of Trust Units of Pengrowth Energy Trust
     RBC Dominion Securities Inc., as Lead Underwriter, and BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Raymond James Ltd., Sprott Securities Inc., Dundee Securities Corporation, FirstEnergy Capital Corp., Peters & Co. Limited and Tristone Capital Inc. (collectively, the “Underwriters”) understand that Pengrowth Energy Trust (the “Trust”) proposes to issue and sell 21,100,000 Trust Units (the “Firm Units”) of the Trust and to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase an additional 3,165,000 Trust Units (the Trust Units in respect of which the Over-Allotment Option is exercised, the “Over-Allotment Option Units” and, together with the Firm Units, the “Offered Units”).
     The undersigned further understand that Pengrowth Management Limited (the “Manager”) is the manager of the Trust and provides administrative and other services to the Trust. The Underwriters further understand that the net proceeds from the sale of the Offered Units will be used by Pengrowth Corporation (the “Corporation”) to finance the ConocoPhillips Acquisition (as defined herein) and, pending the closing of the ConocoPhillips Acquisition, will be used as described in the Shelf Prospectus Supplement (as defined herein) under the heading “Use of Proceeds”. In this regard, we understand that the Corporation, the Manager and the Trust have filed a short form base shelf prospectus (the “Base Shelf Prospectus”) dated September 15, 2006 with the securities regulatory authority in each of the provinces of Canada (collectively, the “Qualifying Provinces”) relating to the issue and sale of up to $2,000,000,000 aggregate amount of Trust Units and Subscription Receipts and has received a final decision document pursuant to the MRRS Procedures (as defined herein). We understand that, in filing the Base Shelf Prospectus, the Trust has selected the Province of Alberta as the principal jurisdiction under the MRRS Procedures.
     We also understand that the Trust has filed the Preliminary Shelf Prospectus Supplement (as defined herein) with the Qualifying Authorities (as defined herein) and intends to take all steps and proceedings necessary, including the obtaining of any necessary rulings or orders, to complete and file, without delay, the Shelf Prospectus Supplement (as defined herein) with such authorities in accordance with their requirements in order to qualify the Offered Units for Distribution (as defined herein) in each of the Qualifying Provinces.

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     The undersigned further understand that Trust has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-137221) which includes the Base Shelf Prospectus in the English language with such changes and deletions therefrom and additions thereto as are permitted or required by Form F-10 (“Form F-10”) under the U.S. Securities Act of 1933, as amended, and the SEC Rules and Regulations promulgated thereunder (collectively, the “Securities Act”) in accordance with the provisions of the Securities Act. The Trust and the transactions contemplated by this Agreement meet the general eligibility requirements for the use of Form F-10.
     The registration statement on Form F-10, including the exhibits thereto, if any, and the documents incorporated by reference therein, as amended at the time it became effective, is herein called the “Registration Statement.” The base shelf prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, is hereinafter referred to as the “U.S. Prospectus”, except that when the Preliminary Shelf Prospectus Supplement is furnished to the Underwriters (whether or not the Preliminary Shelf Prospectus Supplement is yet required to be filed under the Securities Act), the term “U.S. Preliminary Prospectus” shall also refer to the Preliminary Shelf Prospectus Supplement, including the documents incorporated by reference therein; and when the Shelf Prospectus Supplement is furnished to the Underwriters (whether or not the Shelf Prospectus Supplement is yet required to be filed under the Securities Act), the term “U.S. Prospectus” shall also refer to the Shelf Prospectus Supplement, including the documents incorporated by reference therein.
     The undersigned further understand that Trust has prepared and filed with the SEC an appointment of agent for service of process upon the Trust on Form F-X in connection with the filing of the Registration Statement.
     Based upon the foregoing and subject to the terms, conditions, representations and warranties contained herein, the Underwriters hereby severally and not jointly, in the respective percentages hereinafter set forth in Section 19.1, offer to purchase from the Trust and, by its acceptance hereof, the Trust agrees to sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units for a purchase price of $19.00 per Trust Unit (the “Unit Price”), being an aggregate purchase price of $400,900,000 (the “Firm Purchase Price”), which shall be payable by the Underwriters at the Closing Time.
     In consideration of the Underwriters’ agreement to purchase the Firm Units, the Trust hereby grants to the Underwriters the Over-Allotment Option, exercisable in whole or in part, by notice (the “Over-Allotment Option Notice”) given from time to time on or prior to 30 days following the Closing Date (provided however that any such notice shall be given not later than noon Calgary time on the Business Day immediately before the closing of the sale of the Over-Allotment Option Units) to purchase from the Trust the Over-Allotment Option Units at the Option Closing Time (as defined herein) for a purchase price per Over-Allotment Option Unit equal to the Unit Price (being in aggregate, the “Over-Allotment Option Purchase Price”).
     The Over-Allotment Option Notice exercising the Over-Allotment Option shall be given by the Underwriters to the Trust by facsimile or delivery in the manner set forth in Section 20 and shall specify the number of Over-Allotment Option Units to be purchased by the Underwriters. Upon the furnishing of the Over-Allotment Option Notice the Underwriters shall be committed to purchase and the Trust shall be obligated to sell in accordance with the provisions hereof the number of Over-

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     Allotment Option Units specified in the Over-Allotment Option Notice for the Over-Allotment Option Purchase Price, which shall be payable by the Underwriters at the Option Closing Time.
     The Underwriters will be responsible for the payment of the January 15, 2007 distribution on the Over-Allotment Option Units in the event the Over-Allotment Option is exercised after the record date therefor and all responsibility for the payment of such distributions will be for the account of the Underwriters.
     In further consideration of the Underwriters’ agreement to purchase the Firm Units the Trust shall pay or cause to be paid to the Underwriters, at the Closing Time, a commission of $0.95 per Firm Unit (the “Commission Rate”), being an aggregate commission of $20,045,000, and if the Underwriters exercise the Over-Allotment Option, the Trust shall pay or cause to be paid to the Underwriters, at the Option Closing Time, a commission at the Commission Rate per Over-Allotment Option Unit against receipt of the Over-Allotment Option Purchase Price, all in consideration of the services to be rendered by the Underwriters in connection with their purchase of the Offered Units. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods & Services Tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.
     The Underwriters may, at their sole discretion, engage sub-agents to act on their behalf and offer such agents any part of the Underwriters’ Commission. The Underwriters shall not be under any obligation to engage any sub-agent. To the extent that the Underwriters engage sub-agents to act on their behalf, the Underwriters shall obtain undertakings from such sub-agents to offer the Offered Units for sale to the public only as permitted by the Securities Laws, upon the terms and conditions set forth in the Prospectuses and as set forth herein.
     The terms and conditions of the agreement among the Trust, the Manager, the Corporation and the Underwriters are as set forth below.
Terms and Conditions
1. Definitions and Interpretation.
1.1 In this Agreement, unless the context otherwise requires:
“1940 Act” has the meaning given in Section 2.8(g);
“affiliate” shall have the meaning given thereto in the Business Corporations Act (Alberta);
“Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean and refer to, the agreement among the Trust, the Manager, the Corporation and the Underwriters resulting from the acceptance by the Trust, the Manager and the Corporation of the offer made by the Underwriters by this letter and not to any particular section, paragraph or other part of this agreement;
“Applicable Time” means 9:00 a.m. (New York City time) on December 1, 2006;

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“Business Day” means any day of the year other than a Saturday, Sunday or statutory holiday, on which banks are open for business in Calgary, Alberta;
“Claim” shall have the meaning given thereto in Section 12.1;
“Class A Trust Units” means the units in the Trust designated as Class A Trust Units, each Class A Trust Unit and Trust Unit representing an equal undivided beneficial interest in the Trust and having the rights and restrictions prescribed by the Amended and Restated Trust Indenture dated July 27, 2006 between the Corporation and Computershare Trust Company of Canada;
“Closing” means the completion of the sale by the Trust of the Firm Units and the purchase thereof by the Underwriters pursuant to this Agreement;
“Closing Date” means December 8, 2006, or such other date as the parties hereto may mutually agree upon in writing, provided that in no event shall the Closing occur later than December 29, 2006;
“Closing Time” means 6:45 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the parties hereto in writing;
“Comfort Letter” has the meaning ascribed thereto on page S-15 of the Preliminary Shelf Prospectus Supplement;
“ConocoPhillips Acquisition” has the meaning ascribed thereto in the Shelf Prospectus Supplement;
“CP Assets” has the meaning ascribed thereto in the Shelf Prospectus Supplement;
“Current Documents” shall have the meaning given thereto in Section 4.3;
“Development” shall have the meaning given thereto in Section 4.3;
“Disclosure Package” means, as of the Applicable Time: (i) the U.S. Preliminary Prospectus; (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule “A” hereto; and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package;
“Distribution” means “distribution” or “distribution to the public”, as the case may be, as those terms are defined under relevant Securities Laws, and “Distribute” has a corresponding meaning;
“Effective Date” means the date on which the Registration Statement became effective;
“Engineers” means the several oil and gas reservoir engineers referred to in Section 6.1(z);
“E&Y” means Ernst & Young LLP, chartered accountants, as auditors of the Schedules of Revenue, Royalties and Operating Expenses relating to the Orion Properties (CP Assets) attached as Schedule “A” to the Shelf Prospectus Supplement;

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“Esprit” means Esprit Energy Trust;
“Exchanges” means the Toronto Stock Exchange and the New York Stock Exchange;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Financial Information” means, collectively:
(i)	the revised Management’s Discussion and Analysis of the Trust for the year ended December 31, 2005, which was filed on SEDAR on September 15, 2006;

(ii)	the comparative consolidated annual financial statements of the Trust for the year ended December 31, 2005, together with the notes thereto and the report of the auditors thereon;

(iii)	Management’s Discussion and Analysis of the Trust for the period ended September 30, 2006;

(iv)	the comparative consolidated interim financial statements of the Trust for the period ended September 30, 2006, together with the notes thereto;

(v)	the comparative consolidated interim financial statements of Esprit for the period ended September 30, 2006, together with the notes thereto, which were filed on SEDAR under the category “Other” on November 28, 2006;

(vi)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activity”, which was filed on SEDAR under the category “Other” on September 15, 2006;

(vii)	the reconciliation of the financial statements of the Trust for the nine months ended September 30, 2006 and for the years ended December 31, 2005 and 2004 to U.S. generally accepted accounting principles, which was filed on SEDAR under the category “Other” on November 28, 2006;

(viii)	the reconciliation of the financial statements of Esprit for the nine months ended September 30, 2006 to U.S. generally accepted accounting principles, which was filed on SEDAR under the category “Other” on November 28, 2006;

(ix)	the Schedules of Revenue, Royalties and Operating Expenses for the Orion Properties (as defined in the auditors’ report contained in Schedule “A” to the Shelf Prospectus Supplement) for the years ended December 31, 2005 and 2004 and the nine months ended September 30, 2006 and 2005, the notes thereto and the auditors’ report thereon;

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(x)	the unaudited pro forma consolidated balance sheet of the Trust as at September 30, 2006 and unaudited pro form consolidated statements of income for the nine months then ended, the notes thereto and the compilation report thereon;

(xi)	the consolidated balance sheets of Esprit as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years then ended, together with the notes thereto and the auditor’s report thereon;

(xii)	the unaudited comparative financial statements of Esprit for the six months ended June 30, 2006 and the notes thereto;

(xiii)	a reconciliation of the consolidated financial statements of Esprit for the years ended December 31, 2005 and 2004 to United States generally accepted accounting principles, together with the auditors’ report thereon, and the reconciliation of the unaudited interim consolidated financial statements of Esprit for the six months ended June 30, 2006 to United States generally accepted accounting principles;

(xiv)	the unaudited pro forma consolidated financial statements of the Trust after giving effect to the combination of the Trust and Esprit, including a pro forma consolidated balance sheet as at June 30, 2006, a pro forma consolidated statement of income for the six months ended June 30, 2006 and a pro forma consolidated statement of income for the year ended December 31, 2005 (including a reconciliation of such statements to United States generally accepted accounting principles) and the compilation report thereon.
“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 of the Securities Act;
“Indemnified Parties” has the meaning given thereto in Section 12.1;
“Indemnitors” has the meaning given thereto in Section 12.1;
“Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 of the Securities Act;
“KPMG” means KPMG LLP, chartered accountants, as auditors of the Trust and Esprit and translator of the Financial Information and other information referred to in clause 3.1(d)(ii) (as the context requires);
“Lead Underwriter” means RBC Dominion Securities Inc.;
“Lien” means, with respect to any property, any mortgage, lien, pledge, assignment by way of security, charge, security interest, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, equipment trusts, lease financings including by way of sale and lease-back, hypothec, levy, execution, seizure, attachment, garnishment, any option, preferential right or adverse claim constituting an interest in such property, or any other encumbrance in respect of such property;

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“Management Agreement” means the management agreement made effective June 17, 2003 among the Manager, the Trust, the Corporation and the Trustee, as amended from time to time;
“material change” means any change in respect of the affairs of the Trust or the Corporation or their respective business, operations or capital that would reasonably be expected to have a significant effect on the market price or value of any of the Trust Units or affect the ability of the Manager to manage the Trust or the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by the board of directors or senior management of the Manager if such persons believe that confirmation of such decision by the board of directors of the Corporation is probable;
“material fact” means, in relation solely to the Trust Units, the Preliminary Prospectus, or the Prospectuses, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Trust Units;
“misrepresentation” means, with respect to circumstances in which the Securities Laws of a particular jurisdiction are applicable, a misrepresentation as defined under the Securities Laws of that jurisdiction and, if not so defined, or in circumstances in which the laws of no particular jurisdiction are applicable, a misrepresentation as defined under the Securities Act (Alberta);
“MRRS Procedures” means the mutual reliance review system and procedures described under National Policy 43-201 — Mutual Reliance Review System for Prospectuses and Annual Information Forms, as currently in effect;
“NASD” has the meaning given in Section 6.1(dd);
“October 31 Proposals” has the meaning ascribed thereto in the Shelf Prospectus Supplement;
“Option Closing” means the completion of the sale by the Trust of the Over-Allotment Option Units if the Over-Allotment Option is exercised;
“Option Closing Date” means the date specified in the Over-Allotment Option Notice, provided that in no event shall the Option Closing occur later than 30 days from the Closing Date;
“Option Closing Time” means 6:45 am (Calgary time) on the Option Closing Date or such other time on the Option Closing Date as may be agreed to by the parties hereto in writing;
“Preliminary Prospectus” means the Base Shelf Prospectus as supplemented by the Preliminary Shelf Prospectus Supplement, including the documents incorporated by reference therein (in both the English and French language versions thereof, unless the context otherwise requires);
“Preliminary Prospectuses” means the Preliminary Prospectus and the U.S. Preliminary Prospectus;
“Preliminary Shelf Prospectus Supplement” means the preliminary shelf prospectus supplement and any amendments thereto in respect of the distribution of the Offered Units pursuant to the Shelf Prospectus System, in the English and French languages;

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“Prospectus” means the Base Shelf Prospectus as supplemented by the Shelf Prospectus Supplement, including the documents incorporated by reference therein (in both the English and French language versions thereof, unless the context otherwise requires);
“Prospectuses” means the Prospectus and the U.S. Prospectus;
“Qualifying Authorities” means, collectively, the applicable securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;
“Reserve Reports” means the several oil and gas reserve reports referred to in Section 6.1(z);
“Royalty Indenture” means the amended and restated indenture dated July 27, 2006 between the Corporation and the Trustee providing for the issuance of royalty units, as amended from time to time, and “Royalty Units” means such royalty units;
“SEC” means the United States Securities and Exchange Commission;
“SEC Rules and Regulations” means the published rules and regulations of the SEC;
“Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Provinces and the United States and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Qualifying Authorities and the SEC;
“Selling Firms” shall have the meaning given thereto in Section 10.1;
“Share Purchase Agreement” has the meaning ascribed thereto on page S-16 of the Preliminary Shelf Prospectus Supplement;
“Shelf Prospectus Supplement” means the shelf prospectus supplement and any amendments thereto in respect of the distribution of the Offered Units pursuant to the Shelf Prospectus System, in the English and French languages;
“Shelf Prospectus System” means the shelf prospectus system described in National Instrument 44-102 - Shelf Distributions, as currently in effect;
“Short Form Prospectus System” means the system described in National Instrument 44-101 — Short Form Prospectus Distributions, as currently in effect;
“Subsidiaries” means all corporations, partnerships, trusts and other unincorporated entities beneficially owned, directly or indirectly, by the Trust or the Corporation and includes, without limitation, Esprit, Esprit Exploration Ltd., Stellar Resources Limited, Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership, Pengrowth Crispin Partnership, 3249271 Canada Limited, 888643 Alberta Ltd., 888634 Alberta Ltd., Pengrowth Petroleum Limited, Pengrowth U.S. Corp., 1275708 Alberta Ltd. (“Pengrowth Subsidiary”), 1268071 Alberta Ltd., 3174792 Nova Scotia Company, 3174793 Nova Scotia Company and 3174792 Partnership;

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“Supplementary Material” means, collectively, any amendment or supplement to, and documents incorporated by reference in, the Prospectuses, including the Material Change Report dated September 20, 2006 and the Material Change Report dated November 29, 2006 which amend the Base Shelf Prospectus;
“Tax Act” means the Income Tax Act (Canada);
“Tax Opinions” means the opinion of Bennett Jones LLP summarizing the principal Canadian federal income tax consequences applicable to the purchasers of the Offered Units and the summary of the material United States income tax consequences to holders of Trust Units contained in the Prospectus;
“to the best of the knowledge, information and belief” means, unless otherwise expressly stated, a statement of the declarant’s knowledge of the facts or circumstances to which such phrase relates, after having made due inquiries and investigations in connection with such facts and circumstances;
“Trust Units” means units in the Trust designated as Trust Units, each Trust Unit and Class A Trust Unit representing an equal undivided beneficial interest in the Trust and having the rights and restrictions prescribed by the Amended and Restated Trust Indenture (the “Trust Indenture”) dated July 27, 2006 between the Corporation and Computershare Trust Company of Canada;
“Trustee” means Computershare Trust Company of Canada, a trust company duly registered to carry on business in all of the Qualifying Provinces;
“Underwriters’ Commission” means the aggregate commission payable by the Trust to the Underwriters hereunder at a rate of the Commission Rate per Trust Unit purchased hereunder;
“Underwriters’ Expenses” shall have the meaning given thereto in Section 14.2;
“Underwriters’ Information” means, in respect of the Prospectuses, any statements contained therein relating solely to and furnished by the Underwriters for purposes of inclusion therein; and
“Unitholder” means a holder of Trust Units or Class A Trust Units.
“U.S. Securities Laws” means, collectively, the Securities Act and the Exchange Act;
1.2	The division of this Agreement into sections, paragraphs and clauses and the provision of headings is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs or clauses are to, sections, paragraphs or clauses of this Agreement.
1.3	Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

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2.	Qualification and Offering for Sale.

2.1	The Trust has prepared and filed the Base Shelf Prospectus with the Qualifying Authorities in accordance with the Securities Laws and has received in respect thereof a decision document in respect thereof dated September 15, 2006 in accordance with the MRRS Procedures. The Shelf Prospectus Supplement and related documents shall be filed with each of the Qualifying Authorities no later than 12:00 noon (Calgary time), in the case of the Shelf Prospectus Supplement in the English language, and no later than 2:00 p.m. (Calgary time) in the case of the Shelf Prospectus Supplement in the French language on December 1, 2006 and the Trust shall have taken all other steps and proceedings as may be necessary to enable the Offered Units to be offered and sold to the public in the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of the Securities Laws.

2.2	The Trust will comply with the Shelf Prospectus System with respect to the offering of the Offered Units and the General Instruction II.L of Form F-10 under the Securities Act. Prior to the termination of the offering of the Offered Units, the Trust will not file any amendment of the Registration Statement or supplement or amendment to the Prospectuses unless the Trust has furnished a copy to the Underwriters for their review prior to filing and will not file any such proposed amendment or supplement to which the Underwriters reasonably object. The Trust will cause the Prospectus and the U.S. Prospectus, as applicable, properly completed, and any supplement thereto to be filed, each in a form approved by the Underwriters, with the Qualifying Authorities in accordance with the Shelf Prospectus System (in the case of the Prospectus) and with the SEC pursuant to General Instruction II.L of Form F-10 (in the case of the U.S. Prospectus) within the time period prescribed and will provide evidence satisfactory to the Underwriters of such timely filings. The Trust will promptly advise the Underwriters (1) when the U.S. Prospectus and any supplement thereto shall have been filed with the SEC pursuant to General Instruction II.L of Form F-10, (2) when the Prospectus shall have been filed with the Qualifying Authorities pursuant to the Shelf Prospectus System procedures, (3) when, prior to termination of the offering of the Offered Units, any amendment to the Registration Statement or the Prospectus shall have been filed or become effective or a MRRS decision document in respect of any such amendment has been issued, as the case may be, (4) of any request by the SEC or its staff for any amendment of the Registration Statement, or for any supplement to the U.S. Prospectus or for any additional information, (5) of any request by a Qualifying Authority or any other regulatory authority in Canada for any amendment or supplement to the Prospectus or for any additional information, (6) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any notice that would prevent its use, or the issuance by a Qualifying Authority or any other regulatory authority in Canada of any cease trading or similar order relating to the Offered Units, or the institution or threatening of any proceeding for those purposes, (7) of the receipt by the Trust of any communication relating to the Prospectus, the offering of the Offered Units, or the listing of the Offered Units on the Toronto Stock Exchange, (8) of the receipt by the Trust of any communication relating to the listing of the Offered Units on the New York Stock Exchange, and (9) of the receipt by the Trust of any notification with respect to the suspension of the qualification of the Offered Units for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Trust will use its best efforts to prevent the issuance of any such stop order or

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the occurrence of any such suspension or objection and, upon such issuance, occurrence or objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or prevention, including, if necessary, by filing an amendment to the Registration Statement or Prospectuses or a new registration statement or prospectus and using its best efforts to have such amendment or new registration statement or prospectus declared effective or qualified as soon as practicable.

2.3	The Trust will prepare and file with the SEC, promptly after the time of the filing of the Shelf Prospectus Supplement in the Qualifying Provinces, and in any event no later than 5:00 p.m. (New York City time) on the second Business Day following the date of this Agreement, the U.S. Prospectus.

2.4	Until the Distribution of the Offered Units shall have been completed (or, in any event, not later than 45 days following the Closing Date), the Trust shall promptly take or cause to be taken all additional steps and proceedings, that from time to time, may reasonably be required under the applicable laws of each of the Qualifying Provinces to continue to qualify the Offered Units for Distribution.

2.5	Each of the Trust, the Manager and the Corporation shall co-operate in all respects with the Underwriters to allow them to participate fully in the preparation of the documentation required for the Distribution of the Offered Units and shall allow the Underwriters to conduct all “due diligence” investigations which they may reasonably require to fulfil their obligations as underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. Each of the Trust, the Manager and the Corporation shall furnish to the Underwriters all the information relating to each of the Trust, the Manager and the Corporation and its business and affairs as is required for the preparation of the Shelf Prospectus Supplement and other documentation to be filed in connection with the Distribution of the Offered Units in order to satisfy disclosure requirements under the Securities Laws.

2.6	The Underwriters shall deliver to the Trust within two Business Days of the date of filing the Shelf Prospectus Supplement duly completed and executed SEDAR Form 6’s for each person who has executed the Prospectus on behalf of the Underwriters.

2.7	Each Underwriter severally agrees that if it is not registered as a broker-dealer under Section 15 of the Exchange Act it will not offer or sell any Offered Units in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with the Exchange Act. Sales of Offered Units in Canada may be made only by an Underwriter that is either registered in the appropriate category or exempt from registration under applicable Canadian Securities Laws or by its appropriately registered Canadian affiliate or agent.

2.8	Each of the Trust, the Corporation and the Manager, jointly and severally, covenant and agree with the several Underwriters that:
(a)	Each of the Trust and the Corporation will cooperate with the Underwriters in endeavouring to qualify the Offered Units for sale under the Securities Laws of the

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Qualifying Provinces and the states of the United States as the Underwriters may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided that the Trust shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Trust and the Corporation will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Underwriters may reasonably request for Distribution of the Offered Units.

(b)	The Trust will deliver to the Underwriters at or before the Closing Date, four signed copies of the Registration Statement and all amendments thereto including all exhibits filed therewith, and will deliver to the Underwriters such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), including documents incorporated by reference therein, and of all amendments thereto, as the Underwriters may reasonably request.

(c)	Each of the Trust and the Corporation will comply with the Securities Laws so as to permit the completion of the Distribution of the Offered Units as contemplated in this Agreement, the Preliminary Prospectuses, the Prospectuses, and the Registration Statement. If during the period in which a prospectus is required by law to be delivered by an Underwriter or dealer, any event shall occur as a result of which, in the judgment of the Trust or the Corporation or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectuses or the Registration Statement in order to make the statements therein, in the light of the circumstances existing at the time either of the Prospectuses is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectuses or the Registration Statement to comply with the requirements of the Securities Laws, the Trust will promptly prepare and file with the SEC and the Qualifying Authorities an appropriate amendment to the Prospectus or the Registration Statement.

(d)	The Trust will make generally available to its Unitholders, as soon as it is practicable to do so, but in any event not later than 19 months after the effective date of the Registration Statement, an earnings statement (which need not be audited) in reasonable detail, covering a period of at least 12 consecutive months beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the requirements of Section 11(a) of the Securities Act and Rule 158 of the SEC Rules and Regulations and will advise the Underwriters in writing when such statement has been so made available. The Trust will cause each annual report distributed to holders of Trust Units of the Trust to comply with Rule 2810(b)(5) of the National Association of Securities Dealers, Inc.

(e)	The Trust will use its best efforts to satisfy the conditions to listing the Offered Units on the Exchanges referred to in Section 6.1(o).

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(f)	The Trust shall apply the net proceeds of its sale of the Offered Units as set forth in the Preliminary Prospectuses, the Prospectuses and the Registration Statement under the heading “Use of Proceeds”.

(g)	The Trust shall not invest, or otherwise use the proceeds received by the Trust from its sale of the Offered Units, in such a manner as would require the Trust to register as an Investment Company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”).

(h)	The Trust will maintain a transfer agent in accordance with the rules of each of the Exchanges and, if necessary under the jurisdiction of organization of the Trust, a registrar for the Trust Units.

(i)	None of the Trust, the Corporation and the Manager will take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of the Trust Units.

(j)	Each of the Trust and the Corporation acknowledge that the Underwriters may engage in passive market making transactions in the Offered Units on the New York Stock Exchange in accordance with Regulation M under the Exchange Act and on the Toronto Stock Exchange in accordance with the Canadian Securities Laws and the rules and by-laws of the Toronto Stock Exchange.

(k)	The Trust and the Manager will use their reasonable best efforts to monitor all aspects of the Trust’s affairs relevant to its continuing qualification as a “mutual fund trust,” and a “unit trust” for purposes of the Tax Act, and will promptly notify the Underwriters upon its becoming aware of any circumstance that may cause the Trust to fail to continue to so qualify.

(l)	The Trust will at all times restrict its activities such that its only undertaking will be the investing of its funds in property in which a mutual fund trust is permitted to invest under the Tax Act or any advance ruling that the Trust has obtained from Canada Revenue Agency and the Trust will ensure that no more than 10% of the property of the Trust will be Taxable Canadian Property (as defined in the Tax Act) to the extent necessary, in each case, so as to maintain its status as a “mutual fund trust” and a “unit trust” for purposes of the Tax Act.

(m)	[Intentionally deleted]

(n)	The Trust agrees that it has not and, unless it obtains the prior written consent of the Underwriters, will not make any offer relating to the Offered Units that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Trust with the SEC or retained by the Trust under Rule 433 of the Securities Act. Any Free Writing Prospectus consented to by the Underwriters is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Trust agrees that (i) it will treat each Permitted Free Writing

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Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Permitted Free Writing Prospectus, including without limitation in respect of timely filing with the SEC, legending and record keeping.

(o)	During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Trust agrees:
(i)	to file promptly all documents required to be filed by the Trust with the SEC pursuant to Section 13 or 15(d) of Exchange Act subsequent to the time the Registration Statement became effective; and

(ii)	in the event that any document is filed with any Qualifying Authority subsequent to the time the Registration Statement became effective that is deemed to be incorporated by reference in the Prospectus, if required by the Securities Act, to file such document with the SEC in accordance with the Securities Act or the Exchange Act.
(p)	The Trust agrees not to issue any press release or other public announcement between the date hereof and the final Closing Time without first consulting with the Lead Underwriter, on behalf of the Underwriters.
3.	Deliveries of Prospectuses and Related Documents.

3.1	The Trust shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:
(a)	no later than the time of execution of this Agreement, copies of the English and French language versions of the Base Shelf Prospectus and Preliminary Prospectus Supplement, and the related U.S. Prospectus, signed as required by the Securities Laws, together with copies of any Supplementary Material not previously delivered to the Underwriters;

(b)	as soon as they are available, and in any event no later than December 1, 2006, copies of the English and French language versions of the Shelf Prospectus Supplement signed as required by the laws of the Qualifying Provinces and the related U.S. Prospectus together with copies of any Supplementary Material not previously delivered to the Underwriters;

(c)	as soon as they are available, copies of the English and French language versions, as applicable, of any Supplementary Material, signed as required by the laws of the Qualifying Provinces, including copies of any Supplementary Material which have not previously been delivered to the Underwriters;

(d)	at the time of the delivery to the Underwriters pursuant to this Section 3.1 of the French language version of the Shelf Prospectus Supplement:

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(i)	an opinion of counsel in Québec, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Trust and dated the date of the Shelf Prospectus Supplement to the effect that the French version of the Preliminary Prospectus and the Prospectus (including the documents incorporated therein by reference) (except for the Financial Information and any other information which is the subject of the opinion of KPMG referred to in clause 3.1(d)(ii), as to which no opinion need be expressed by such Québec counsel) is, in all material respects, a complete and proper translation of the English language version thereof, and

(ii)	opinions of KPMG and, with respect to the translation of Schedule “A” to the Shelf Prospectus Supplement, E & Y, reasonably satisfactory in form and substance to the Underwriters and addressed to the Underwriters and the Trust and dated the date of the Shelf Prospectus Supplement to the effect that the French version of the Financial Information and such other related information set forth in the Preliminary Prospectus and the Prospectus (including the documents incorporated therein by reference) is in all material respects a complete and proper translation of the English language version thereof;
(e)	at the time of delivery to the Underwriters pursuant to this Section 3.1 of the Shelf Prospectus Supplement, comfort letters from each of KPMG and E&Y, dated the date of the Shelf Prospectus Supplement, reasonably satisfactory in form and substance to the Underwriters and the Underwriters’ counsel and addressed to the Underwriters, with respect to the financial and accounting information contained in the Prospectuses (including the documents incorporated therein by reference), which comfort letter shall be based on a review by KPMG and E&Y having a cut-off date not more than two Business Days prior to the date of the comfort letters and shall be in addition to any comfort letters which must be filed with the Qualifying Authorities pursuant to the Securities Laws; and

(f)	at the time of delivery to the Unitholders pursuant to Section 3.1 of the Shelf Prospectus Supplement, a letter in form and substance acceptable to counsel to the Underwriters from each of the Engineers, containing statements and information of the type ordinarily included in reserve report “comfort letters” to underwriters with respect to their respective Reserve Reports and the reserves and resources information included in or incorporated by reference in the Prospectus and the U.S. Final Prospectus, which letter shall be in addition to the reports of the Engineers contained or incorporated by reference in the Preliminary Prospectuses and the Prospectuses and any consents addressed to the Qualifying Authorities.
3.2	Opinions or comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed pursuant to Section 4.3 and any other relevant document that may be translated into the French language at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the time the same is filed. All such opinions or comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

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4.	Representations Relating to the Prospectuses and Other Deliveries.

4.1	The delivery by the Trust to the Underwriters of the documents referred to in paragraphs 3.1(a), 3.1(b) and 3.1(c) shall constitute, on the part of each of the Trust and the Corporation:
(a)	a representation and warranty to, and covenant and agreement with, the Underwriters that, at the respective times of such delivery, all the information and statements contained or incorporated by reference therein (except any information and statements which constitute Underwriters’ Information, or which are modified by or superseded by information or statements contained in the Prospectuses or any Supplementary Material, as the case may be) at the respective dates of delivery thereof and all times subsequent thereto during the Distribution of the Offered Units are true and correct in all material respects, contain no misrepresentation, constitute full, true and plain disclosure of all material facts relating to the Trust, the Manager, the Corporation and the Offered Units as of the date of delivery and that no fact or information has been omitted therefrom which is required to be stated therein or necessary to make the statements or information therein not misleading in light of the circumstances in which they were made and that such documents contain in all material respects the disclosure required by, and fully comply and conform in all material respects to the requirements of, the Securities Laws; and

(b)	a joint and several representation and warranty to the Underwriters that, except as has been publicly disclosed, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Base Shelf Prospectus, Preliminary Shelf Prospectus Supplement, Shelf Prospectus Supplement and any Supplementary Material to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust, the Corporation or, to the extent (if any) to which it affects the ability of the Manager to manage the Trust and the Corporation, the Manager.
4.2	Each of the Trust, the Manager and the Corporation consents to the Underwriters’ use of the Preliminary Prospectuses, the Prospectuses and any Supplementary Material for the offering and Distribution of the Offered Units in compliance with the provisions of this Agreement.
4.3	(a)	At any time from the date hereof until the completion of the Distribution of the Offered Units, each of the Manager and the Corporation will promptly notify the Lead Underwriter, on behalf of the Underwriters, in writing of the full particulars of any of the following (each, a “Development”):
(i)	any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, financial condition, affairs, assets, liabilities (contingent or otherwise), operations, revenue, control or capital of the Trust or the Corporation or affecting the ability of the Manager to manage the Trust and the Corporation;

(ii)	any material change, occurrence or development (actual, anticipated, contemplated or threatened) in any matter contained or referred to in the

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Prospectuses or any Supplementary Material, as they exist immediately prior to such change, occurrence or development; or

(iii)	any material fact or matter which has arisen and would have been required to have been stated in the Base Shelf Prospectus, the Preliminary Shelf Prospectus Supplement, the Shelf Prospectus Supplement or any Supplementary Material had the fact arisen on or prior to the date of the Base Shelf Prospectus, the Preliminary Shelf Prospectus Supplement, the Shelf Prospectus Supplement or any Supplementary Material, respectively, which Development, in any such case, is, or may be, of such a nature as to render any of the Prospectuses (taken as they then exist together with any Supplemental Material) immediately prior to any such Development (at such time, such Preliminary Prospectuses and the Prospectuses, a “Current Document”), untrue, false or misleading in any material respect or which would result in a Current Document containing a misrepresentation or which would result in a Current Document not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Trust Units.

(b)	In any case described in paragraph 4.3(a), the Corporation and the Manager shall cause the Trust to promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters and their counsel, acting reasonably, with all applicable filing and other requirements arising as a result of a Development under the Securities Laws in the Qualifying Provinces, if any, and under the rules of the Exchanges necessary to continue to qualify the Offered Units for Distribution.

(c)	The Corporation and the Manager shall cause the Trust not to file any Supplementary Material without first obtaining the written approval of the Underwriters thereto which approval shall not be unreasonably withheld (to be evidenced by their signatures thereon, if applicable) and consulting with the Underwriters and their counsel as to the form and content thereof.

(d)	If, prior to the completion of the Distribution of the Offered Units, there is any change in any Securities Laws or other laws which results in any requirement to file Supplementary Material, then the Corporation and the Manager shall cause the Trust to prepare and file, as soon as possible, to the satisfaction of counsel to the Underwriters, acting reasonably, such Supplementary Material with such of the SEC and the Qualifying Authorities in each jurisdiction where such filing is required.

(e)	As soon as practicable and in any event prior to making any filing referred to in this Section 4.3, the Corporation and the Manager shall in good faith discuss with the Underwriters any development or change in circumstances (actual, anticipated, contemplated or threatened) or misstatement which is of such a nature that there may be reasonable doubt whether written notice need be given to the Underwriters under the provisions of this Section 4.3.

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5.	Commercial Copies.

5.1	The Trust shall, as soon as possible but in any event not later than 12:00 noon (local time) on December 4, 2006 in connection with the Prospectuses, and within 48 hours after the execution or filing thereof (if execution thereof is not required) in connection with any Supplementary Material, cause to be delivered to the Underwriters without charge commercial copies of the Prospectuses and such Supplementary Material (both English and French versions) in such numbers and in such cities as the Underwriters may reasonably request by oral instructions given to the Trust or the printer not later than 5:00 p.m. (Calgary time) on December 1, 2006, in the case of the Prospectuses, and not later than the filing thereof, in the case of any Supplementary Material.

5.2	The Trust shall cause to be provided to the Underwriters such number of copies of any Supplementary Material as the Underwriters may reasonably request for use in connection with the Distribution of the Offered Units. The Underwriters agree that they will not, directly or indirectly, use or distribute the Prospectuses or any Supplementary Material, nor offer, sell or deliver any of the Offered Units in any country or jurisdiction (other than Canada and the United States) except under circumstances that will result in compliance with the applicable laws and regulations thereof in all material respects.

6.	Representations, Warranties and Covenants.

6.1	Concerning the Trust and the Corporation. Each of the Trust and the Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Units that:
(a)	the Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta and the Corporation has been duly incorporated and organized and is validly existing and in good standing under the laws of Alberta and each of the Trust and the Corporation has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted, to own, lease and operate its properties and assets as described in each of the Preliminary Prospectuses and the Prospectuses and to enter into the Share Purchase Agreement and this Agreement and carry out the provisions hereof;

(b)	each of the Subsidiaries has been and will at Closing Time be duly incorporated or established and organized and is, and at Closing Time will be, validly existing under the laws of the jurisdiction under which it was incorporated, continued, established or organized and has, and will at Closing Time have, all requisite corporate or partnership authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it and to own, lease and operate its properties and assets as described in each of the Prospectuses;

(c)	each of the Trust, the Corporation and the Subsidiaries is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries

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on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid and subsisting and in good standing;

(d)	the Trust, the Corporation and the Subsidiaries have and will at Closing Time have good and marketable title to or the right to use of the property and assets material to the operation of their businesses free and clear of all Liens except Liens that would not reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust and the Corporation (on a consolidated basis) or their assets (on a consolidated basis), and no person has any agreement or right to acquire any of such properties;

(e)	the Share Purchase Agreement has been duly authorized, executed and delivered by each of the Corporation and Pengrowth Subsidiary and this Agreement has been duly authorized, executed and delivered by each of the Trust and the Corporation; and each of the Share Purchase Agreement and this Agreement is a legal, valid and binding obligation of each of them, as applicable, enforceable against each of them in accordance with its terms subject to the general qualifications that: (a) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and (b) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(f)	the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation on behalf of the Trust to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(g)	[intentionally deleted];

(h)	except as disclosed in each of the Preliminary Prospectuses, no person now has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued units, securities or warrants of any of the Trust or the Corporation, except for holders, other than the Trust, of outstanding Royalty Units and pursuant to any option or rights plans for directors, officers, employees and special consultants of the Corporation, the Manager and the Trust currently in place;

(i)	except as referred to in or contemplated by the Preliminary Prospectuses, subsequent to December 31, 2005:
(i)	there has not been any material change in the share capital or long-term debt of the Trust or the Corporation,

(ii)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Trust or the Corporation,

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(iii)	the financial position of the Trust has not changed in any material adverse way from that disclosed in the audited balance sheet as at December 31, 2005 of the Trust incorporated by reference in the Prospectuses,

(iv)	the Trust and the Corporation have carried on business in the ordinary course;
(j)	there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Trust or the Corporation) pending or, to the knowledge of the Trust, the Corporation or the Manager, threatened against or affecting the Trust, the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any material way adversely affects or may adversely affect the business, operations or condition of the Trust, the Corporation or the Subsidiaries (financial or otherwise) or their property or assets or which questions or may question the validity of the issuance of the Offered Units or the related Royalty Units or any action taken or to be taken by the Trust, the Corporation or the Manager pursuant to or in connection with the Share Purchase Agreement or this Agreement;

(k)	there are no outstanding disputes between the parties to the Share Purchase Agreement which in any way materially adversely affects or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Trust, the Corporation or the Subsidiaries (on a consolidated basis) or their assets (on a consolidated basis);

(l)	Pengrowth Subsidiary is a wholly-owned subsidiary of the Corporation;

(m)	the Corporation has complied, in all material respects, with the terms and conditions of the Royalty Indenture;

(n)	a true copy of the Share Purchase Agreement has been provided to the Underwriters and neither the Trust, nor the Corporation, nor any of the Subsidiaries is in default or breach of the terms of the Share Purchase Agreement or this Agreement, and the execution, delivery, performance and compliance of or with the terms of the Share Purchase Agreement and this Agreement by any of the Trust, the Corporation, the Subsidiaries and the Manager and the sale of the Offered Units by the Trust, will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents, by-laws or resolutions of the Trust, the Corporation or the Subsidiaries, or any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which any of the Trust, the Corporation or the Subsidiaries is a party or by which any of them or their properties are bound or any judgment, decree, order, statute, rule or regulation applicable to any of the Trust, the Corporation or the Subsidiaries, and no term or provision thereof materially adversely affects the business, operations or condition

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(financial or otherwise) of the Trust, the Corporation or the Subsidiaries or the property or assets of any of them (on a consolidated basis);

(o)	(A) the Trust is eligible to use the Short Form Prospectus System and the Shelf Prospectus System in each of the Qualifying Provinces, (B) the currently outstanding Trust Units are listed on the Exchanges, and the Offered Units will be conditionally approved for listing and posting for trading on the Exchanges by no later than the time of filing of the Shelf Prospectus Supplement with the Qualifying Authorities and (C) there has been no material change in the affairs, assets, liabilities or obligations (absolute, contingent or otherwise) of the Trust or the Corporation not already publicly disclosed which requires disclosure under the Securities Laws or which has been disclosed on a confidential basis to the applicable Qualifying Authorities and which has not been generally disclosed to the public;

(p)	the Trust has made an election under U.S. Treasury Regulation Section 301.7701-3 to be classified as a partnership for U.S. federal tax purposes;

(q)	neither the Corporation nor the Trust has any undisclosed tax liabilities, contingent or otherwise;

(r)	the Trust is authorized to issue 500,000,000 Trust Units and Class A Trust Units, of which, as of the close of business on October 31, 2006, there were 219,290,325 outstanding Trust Units and 12,968 Class A Trust Units;

(s)	since January 1, 2004, no more than 10% of the property of the Trust was Taxable Canadian Property (as such term is defined in the Tax Act);

(t)	the Trust has more than 150 Unitholders who own not less than one block of Trust Units having a fair market value of not less than $500;

(u)	the information set forth under the caption “Consolidated Capitalization” in the Preliminary Shelf Prospectus Supplement and the Shelf Prospectus Supplement is true and correct. All of the Trust Units conform to the description thereof contained in each of the Prospectuses. The form of certificates for the Offered Units conforms in all material respects to the laws of the jurisdiction of the Trust’s organization, the Trust Indenture, and the respective rules of the Exchanges;

(v)	the SEC has not issued an order preventing or suspending the use of any prospectus relating to the proposed offering of the Offered Units nor instituted proceedings for that purpose. The Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of the Securities Act. The Preliminary Prospectus, the Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of all Canadian Securities Laws. The Registration Statement and any amendment thereto, on the Effective Date did not contain, and on the date hereof do not contain, and on the Closing Date will not contain, any untrue

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statement of a material fact and do not omit, and on the Closing Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Trust and the Corporation make no representations or warranties as to the Underwriters’ Information;

(w)	each of the Preliminary Prospectuses and the Prospectuses and any amendments and supplements thereto do not contain, and on the Closing Date will not contain, any untrue statement of material fact and do not omit, and on the Closing Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Trust and the Corporation make no representations or warranties as to the Underwriters’ Information.

(x)	the Financial Information presents fairly the financial position and the results of operations and cash flows of the entities to which such Financial Information relates and as at and for the dates and periods to which they relate. Except as relates to the reconciliation of Financial Information prepared in accordance with Canadian generally accepted accounting principles to U.S. generally accepted accounting principles, the Financial Information has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied throughout the periods involved and all adjustments necessary for a fair presentation of results for such periods have been made. The reconciliations of Financial Information to U.S. generally accepted accounting principles contained in the Financial Information comply with the applicable accounting rules of the SEC. The summary financial and statistical data included in or incorporated by reference in each of the Preliminary Prospectuses and the Prospectuses presents fairly the information shown therein and such data has been compiled on a basis consistent with the Financial Information;

(y)	the pro forma financial information included in the Financial Information presents fairly the information shown therein, has been prepared in accordance with Securities Laws with respect to pro forma financial statements, has been properly compiled on the pro forma bases described therein, and, in the opinion of the Corporation, the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein;

(z)	neither the Trust nor the Corporation is aware of any defects, failures or impairments in the title to the oil and natural gas properties: (i) of the Trust, the Corporation and the Subsidiaries and (ii) included in the CP Assets to be acquired pursuant to the ConocoPhillips Acquisition, which in aggregate, could have a material adverse effect on the quantity and pre-tax discounted present value of the estimated future net revenues from the oil and natural gas reserves relating thereto, as shown in the reserve reports of:
(i)	GLJ Petroleum Consultants Ltd. (“GLJ”) dated November 27, 2006 relating to the reserves of the Corporation (other than Trifecta Resources Inc.

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(“Trifecta”)) effective December 31, 2005 with a mechanical update based on the exclusion of forecast production up to November 1, 2006 (the “Pengrowth Reserve Report”),

(ii)	Sproule Associates Limited dated November 28, 2006 relating to the assets of Trifecta effective March 31, 2006 and May 31, 2006 with a mechanical update based on the exclusion of forecast production up to November 1, 2006 (together, the “Trifecta Reserve Report”);

(iii)	GLJ dated November 27, 2006 relating to the CP Assets effective July 1, 2006 with a mechanical update based on the exclusion of forecast production up to November 1, 2006 (the “CP Reserve Report”);
(aa)	there has been no material adverse change to the Trust’s or the Corporation’s oil, natural gas liquids, natural gas or sulphur reserves since the effective dates of the Pengrowth Reserve Report and the Trifecta Reserve Report; there has been no material adverse change to the oil, natural gas liquids, natural gas or sulphur reserves relating to the CP Assets since the effective date of the CP Reserve Report; and each of the Pengrowth Reserve Report, the Trifecta Reserve Report, and the CP Reserve Report fairly present the determination of oil, natural gas liquids, natural gas and sulphur reserves of, respectively, the Trust, the Corporation and the Subsidiaries, Trifecta and the CP Assets and the respective production profile and costs associated therewith, as of the date thereof;

(bb)	since the respective dates as of which information is given in each of the Preliminary Prospectuses and the Prospectuses, as may be amended or supplemented, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, liabilities, rights, operations, condition (financial or otherwise), or business prospects of the Trust, the Corporation and the Subsidiaries, taken together, whether or not occurring in the ordinary course of business (a “Material Adverse Effect”), and there has not been any material transaction entered into or any material transaction that is probable of being entered into by any of the Trust, the Corporation and the Subsidiaries, other than transactions in the ordinary course of business and changes and transactions described in each of the Prospectuses, as it may be amended or supplemented. Neither the Trust, nor the Corporation nor any of the Subsidiaries have material contingent obligations that are not disclosed in each of the Preliminary Prospectuses or Prospectuses;

(cc)	neither the Trust, nor the Corporation, nor any of the Subsidiaries is, or with the giving of notice or lapse of time or both, will be, in violation of or in default under their charters or by-laws (or in the case of the Trust, the Trust Indenture) or under any agreement, lease, contract, indenture or other instrument or obligation to which they are a party or by which they, or any of their properties, are bound and which violation or default would cause a Material Adverse Effect;

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(dd)	each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Trust of this Agreement and the consummation of the transactions herein or therein contemplated (except such additional steps as may be required by the SEC, the National Association of Securities Dealers, Inc. (the “NASD”) or such additional steps as may be necessary to qualify the Offered Units for public offering by the Underwriters under state securities or Blue Sky laws) has been obtained or made and is in full force and effect;

(ee)	the Trust is not, and after giving effect to the offering and sale of the Offered Units contemplated by this Agreement and the application of the net proceeds therefrom in the manner described in the Registration Statement will not be, an “investment company” within the meaning of that term under the 1940 Act;

(ff)	each of the Trust, the Corporation and the Subsidiaries hold all material licenses, certificates and permits from governmental authorities which are necessary to the conduct of their businesses; the Trust, the Corporation and the Subsidiaries each own or possess the right to use all patents, patent rights, trademarks, trade names, service marks, service names, copyrights, license rights, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information, systems or procedures) and other intellectual property rights (the “Intellectual Property”) necessary to carry on their business in all material respects; neither the Trust nor the Corporation nor any of the Subsidiaries has infringed, and neither the Trust nor the Corporation nor any of the Subsidiaries has received notice of conflict with, any Intellectual Property of any other person or entity;

(gg)	neither the Trust, nor the Corporation, nor any of the Subsidiaries, nor any officer, director, agent, employee or other person associated with or acting on behalf of either of the Trust or the Corporation or any of the Subsidiaries, have taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, manipulation of the price of the Offered Units to facilitate the sale or resale of the Offered Units;

(hh)	the Trust, the Corporation and the Subsidiaries each maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(ii)	the Trust, the Corporation and the Subsidiaries each carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses;

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(jj)	each of the Trust, the Corporation and the Subsidiaries is now and will be current and up-to-date with all material filings required to be made under the laws of Canada and the provinces and territories thereof, including, without limitation, any extra-provincial filings required to register the Corporation, the Subsidiaries or the Manager as an extra-provincial corporation;

(kk)	the Trust has no ownership interest in any other corporation or entity other than the Corporation, and the Corporation has no ownership interest in any other corporation or entity other than the Subsidiaries;

(ll)	the Trust is, and will at the Closing Date qualify as, a “mutual fund trust” (as defined by the Tax Act) and the Trust and the Corporation have conducted their affairs and will continue to conduct their affairs so that the Trust will continue to qualify at all times as a “mutual fund trust” under the Tax Act and, in particular, the Trust has restricted its activities such that its only undertaking has been the investing of its funds in property in which a mutual fund trust is permitted by the Tax Act to invest;

(mm)	the Trust shall not, between the date hereof and prior to the Closing Date, pay out any distributions;

(nn)	Computershare Trust Company of Canada has been validly appointed as registrar and transfer agent for Trust Units at its offices at the Cities of Toronto, Ontario and Calgary, Alberta;

(oo)	to the knowledge of the Trust and the Corporation, the representations and warranties of Burlington Resources Canada Ltd. (“Burlington”) in the Share Purchase Agreement are true and correct in all material respects and Burlington is not and has not been in breach of any of its obligations thereunder in any material respect;

(pp)	the Disclosure Package as of the Applicable Time does not, and on each applicable Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding this Section 6.1(pp), the Trust makes no representations or warranties as to the Underwriters’ Information included in the Disclosure Package;

(qq)	each document incorporated, or deemed to be incorporated, by reference in the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus, at the time they were or hereafter are filed with the SEC, complied or will comply, as applicable, in all material respects with the requirements of the U.S. Securities Laws;

(rr)	as at the date and time of filing the Registration Statement and time this Agreement is executed and delivered by the parties hereto, the Trust was not and is not an “ineligible issuer” as defined in Rule 405 of the Securities Act (an “Ineligible Issuer”), without taking account of any determination by the SEC pursuant to Rule 405 of the Securities Act that it is not necessary that the Trust be considered an Ineligible Issuer;

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(ss)	the Trust is subject to the reporting requirements of the Exchange Act and is current in its filings with the SEC;

(tt)	the Trust and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act), such disclosure controls and procedures are effective, and there is and has been no failure on the part of the Trust to comply in any material respect with any material provision of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Trust as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act;

(uu)	the Corporation has entered into a commitment letter agreement with a Canadian chartered bank whereby the bank agreed to provide the Corporation with a Bridge Credit Facility in the amount of $1.0375 billion for the purpose of funding the ConocoPhillips Acquisition. The disclosure in the Shelf Prospectus Supplement under the heading “Recent Developments — Bridge Credit Facility” accurately describes the terms and conditions of such commitment letter; and

(vv)	the closing of the ConocoPhillips Acquisition is scheduled to take place on January 18, 2007, and neither the Trust nor the Corporation has any reason to believe that the ConocoPhillips Acquisition will not be completed on such date and as described in the Shelf Prospectus Supplement.
6.2	Concerning the Manager. The Manager represents, warrants and covenants to the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Units, that:
(a)	the Manager has been duly incorporated and organized and is validly existing and in good standing under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted and to enter into this Agreement and carry out the provisions hereof;

(b)	the Manager is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid and subsisting and in good standing;

(c)	except as referred to in or contemplated by the Preliminary Prospectuses and the Prospectuses, subsequent to December 31, 2005, there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Manager which would have a material adverse effect on the Manager’s ability to perform its duties and functions under the Management Agreement, and the Manager has carried on business in the ordinary course;

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(d)	there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Manager) pending or, to the knowledge of the Manager, threatened against or affecting the Manager at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any material way adversely affects or may adversely affect the business, operations or condition of the Manager;

(e)	the Manager is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement by the Manager will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents, by-laws or resolutions of the Manager, or any contract, agreement, instrument, or other document to which the Manager is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Manager, and no term or provision thereof materially adversely affects the ability of the Manager to perform its obligations under the Management Agreement; and

(f)	the Manager agrees that the provisions of Sections 12 and 13 shall apply to the Manager as an “Indemnitor” thereunder in respect of any breach of any matter referred to in this Section 6.2.
6.3	Concerning the ConocoPhillips Acquisition. The Trust, the Corporation and the applicable Subsidiaries will comply in all material respects with the Share Purchase Agreement and will not amend or terminate the Share Purchase Agreement or waive any right thereunder or benefit thereto in any material respect without the written consent of the Lead Underwriter, and shall use all commercially reasonable efforts to consummate the transactions contemplated thereby.

7.	Closing and Conditions of Closing.

7.1	The Closing of the purchase and sale of the Firm Units shall be completed at the offices of Bennett Jones LLP, Calgary, Alberta at the Closing Time.

7.2	The Closing shall be conditional on the following being delivered to the Underwriters at or before such time:
(a)	one or more definitive certificates representing in the aggregate the Firm Units registered in the name of CDS & Co., or in such other name or names as the Underwriters may notify the Trust in writing at any time until 12:00 (noon) (Calgary time) on the Business Day immediately preceding the Closing Date;

(b)	a comfort letter of KPMG dated the Closing Date and addressed to the Underwriters in form and content satisfactory to the Underwriters and their counsel, bringing the information contained in the comfort letter of KPMG referred to in paragraph 3.1(e) forward to the Closing Time, provided that, such comfort letter shall be based on a

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review by KPMG having a cut-off date not more than two Business Days prior to the Closing Date;

(c)	written confirmation in form and substance satisfactory to the Underwriters that the Firm Units will at the time of Closing be listed for trading on the Exchanges and all conditions other than completion of the Closing and notification thereof to the Exchanges shall have been met to permit the Firm Units to be posted for trading on the Closing Date;

(d)	the certificates contemplated by Section 9;

(e)	certificates dated the Closing Date signed by appropriate officers of the Trust, the Manager and the Corporation certifying with respect to the currently effective constating documents of the Trust, the Manager and the Corporation, as the case may be, all in a form approved by counsel to the Underwriters, acting reasonably, the resolutions of the board of directors of each of the Manager and the Corporation relevant to the Prospectuses, any Supplementary Material, the offering of the Firm Units, the incumbency and signatures of signing officers of the Trust, the Manager and the Corporation and with respect to such other matters as the Underwriters may reasonably request; and

(f)	the requisite legal opinions (including an opinion of Québec counsel), letters and certificates as contemplated herein and such further documentation as may be contemplated herein or as counsel to the Underwriters may reasonably require, against payment of the amount of the Firm Purchase Price net of the Underwriters’ Commission in connection with the sale of the Firm Units, by wire transfer on a same day basis at par in the City of Calgary to the Trust, or as the Trust may otherwise direct the Underwriters in writing not less than 48 hours prior to the Closing Time.

7.3	If the Underwriters exercise the Over-Allotment Option, the completion of the purchase and sale of the Over-Allotment Option Units shall take place on the Option Closing Date at the Option Closing Time. If the Option Closing Date is the same as the Closing Date, the completion of the purchase of the Firm Units and Over-Allotment Option Units shall occur concurrently and references to the Firm Units in Sections 7.1, 7.2, 8, 9, 17 and 19.2 shall, unless the context otherwise requires, refer to the Firm Units and the Over-Allotment Option Units collectively. If the Option Closing Date is later than the Closing Date, Sections 7.1, 7.2, 8, 9, 17 and 19.2 shall also apply to the purchase of the Over-Allotment Option Units mutatis mutandis.

8.	Legal Opinions.

8.1	At the Closing Time, the Trust, the Manager and the Corporation shall have caused favourable legal opinions dated the Closing Date to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters by their counsel, Bennett Jones LLP (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to them and to Fraser Milner Casgrain, LLP, counsel to the Underwriters,

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as to the qualification of the Offered Units for sale to the public in, and as to other matters governed by the laws of jurisdictions other than the Provinces of Alberta, Saskatchewan and Ontario) and may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Manager, the Corporation or the Trustee, and of public and stock exchange officials, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust, the Manager and the Corporation in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:
(a)	the Trust is validly existing as a trust under the laws of the Province of Alberta having the Trustee as its trustee;

(b)	the Corporation is a corporation duly incorporated and validly subsisting under the laws of the Province of Alberta, the jurisdiction of its incorporation;

(c)	the Manager is a corporation duly incorporated and validly subsisting under the laws of Canada, the jurisdiction of its incorporation;

(d)	each of the Trust and the Corporation has the capacity and power to own and lease its properties and assets and to conduct its business as described in each of the Prospectuses and any Supplementary Material;

(e)	the Trust is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder, has a similar status under the Securities Laws of each of the other Qualifying Provinces and is eligible to participate in the Shelf Prospectus System in each Qualifying Province;

(f)	the Trust is authorized to issue 500,000,000 Trust Units and as to the number of Trust Units and Class A Units issued and outstanding as at the Closing Date (which shall equal the number stated in Section 6.1(r) as increased by the Offered Units and issuances permitted by Section 22);

(g)	the Trust and the attributes and characteristics of the Offered Units conform in all material respects with the descriptions thereof in each of the Prospectuses and Supplementary Material;

(h)	the form of the definitive certificate representing the Offered Units has been duly approved and adopted and complies with all legal requirements (including all applicable requirements of the Exchanges) relating thereto;

(i)	the Offered Units are conditionally listed on each of the Exchanges and, upon notification to the Exchanges of the issuance thereof, will be listed and posted for trading thereon;

(j)	the Trustee has been duly appointed as the transfer agent and registrar for the Trust Units (including without limitation the Offered Units);

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(k)	the Offered Units have been validly created, allotted and issued;

(l)	the Trust, the Corporation and the Manager have the necessary power and authority to execute and deliver the Prospectuses and any Supplementary Material and all necessary action has been taken by the Trust, the Corporation and the Manager to authorize the execution and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Qualifying Provinces under Securities Laws;

(m)	each of the Trust, the Manager, the Corporation and the applicable Subsidiaries has the necessary corporate or trust power and authority to execute and deliver the Share Purchase Agreement and this Agreement and to perform its obligations thereunder and hereunder and to carry out the Distribution contemplated hereby and by the Prospectuses (including in the case of the Trust to sell the Offered Units) and the Share Purchase Agreement and this Agreement has been duly authorized, executed and delivered by each of the Trust, the Manager, the Corporation and the applicable Subsidiaries and is a legal, valid and binding obligation of each of them and enforceable in accordance with its terms (subject to reasonable opinion qualifications);

(n)	the execution and delivery by the Trust, the Manager, the Corporation and the applicable Subsidiaries of the Share Purchase Agreement and this Agreement, the fulfilment of the terms hereof by each of them, and the sale and delivery by the Trust at the Closing Time of the Offered Units do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any applicable law or any terms, conditions or provisions of the constating documents of the Trust, the Manager, the Corporation or the applicable Subsidiaries or, in the case of the Manager, the Corporation and the applicable Subsidiaries, to such counsel’s knowledge, any resolutions of the directors (or any committee thereof) or shareholders thereof or, in the case of the Trust any resolutions of the Unitholders, or any indenture, agreement or instrument to which the Trust, the Manager, the Corporation or any of the Subsidiaries, is a party or by which it is contractually bound on the Closing Date, of which such counsel is aware, or any judgement, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over the Trust, the Manager, the Corporation, the Subsidiaries or the Offered Units and of which such counsel is aware;

(o)	except such as have been made or obtained under the Securities Laws, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, for the execution, delivery and performance by the Trust, the Manager, the Corporation or the applicable Subsidiaries of the Share Purchase Agreement and this Agreement or the consummation by the Trust, the Manager, the Corporation or the applicable Subsidiaries of the transactions contemplated therein and herein;

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(p)	all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled under the laws of Canada and each of the Qualifying Provinces in order to qualify the Distribution of the Offered Units in each of the Qualifying Provinces through investment dealers or brokers registered under applicable legislation of the Qualifying Provinces who have complied with the relevant provisions of such legislation;

(q)	subject to the qualifications set out therein, the statements in the Prospectus under the heading “Canadian Income Tax Considerations” as supplemented by the statements in the Shelf Prospectus Supplement under the heading “Recent Developments - Proposed Changes to Canadian Tax Legislation Affecting Pengrowth and its Unitholders” constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons resident in Canada who hold Offered Units as capital property and who deal at arm’s length with the Trust, the Manager and the Corporation; and

(r)	such other matters as the Underwriters or their counsel may reasonably request.
8.2	At the Closing Time, the Trust, the Manager and the Corporation shall have caused favourable legal opinions, dated the Closing Date, to be delivered (in sufficient copies for each of the Underwriters and their counsel) to the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Trust, the Corporation and the Manager (who may rely, to the extent appropriate in the circumstances and solely as to matters of fact not independently established, on certificates or statutory declarations of officers of the Manager, the Corporation or the Trustee, and of public and stock exchange officials) with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the Trust, the Manager and the Corporation in form and substance acceptable to counsel to the Underwriters, acting reasonably, including without limitation opinions substantially to the effect that:
(a)	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Trust under any Applicable Law for the performance by the Trust of its obligations under this Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America and the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in the experience of such firm are normally applicable to the transactions of the type contemplated by this Agreement, except that, “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

(b)	The Trust is not, and after giving effect to the offering and sale of the Offered Units contemplated hereunder and the application of the net proceeds from such sale as described in the U.S. Prospectus under the heading “Use of Proceeds” will not be

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required to be registered as an investment company under the 1940 Act and the SEC Rules and Regulations promulgated thereunder;

(c)	The statements in or incorporated by reference in the U.S. Prospectus under the heading “United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such firm and fairly summarize the matters described under that heading in all material respects; and

(d)	Each of the Registration Statement, the U.S. Prospectus and the Form F-X, as of its effective or issue time as applicable, appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the SEC Rules and Regulations promulgated thereunder (other than with respect to the financial statements and other financial and statistical information contained therein, as to which such counsel expresses no opinion).
In rendering such opinion, such counsel may state that their opinion is limited to the laws of the State of New York and the federal laws of the United States.

In addition, such counsel shall also state that the Registration Statement has become effective under the Securities Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement; the filing of the U.S. Prospectus, and any supplements thereto, has been made in the manner and within the time periods required by Form F-10 and the applicable SEC Rules and Regulations; and to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, and no proceedings for that purpose have been instituted or threatened.

8.3	At the Closing Time, the Underwriters shall have received from Fraser Milner Casgrain LLP, counsel to the Underwriters (who may rely on the opinions of counsel to the Trust, the Manager and the Corporation and may also rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta) such opinions with respect to the offering of the Offered Units as the Underwriters may reasonably require and are customary in transactions of this kind.

8.4	In addition to the opinions set forth above, at the Closing Time, the Underwriters shall have received from Bennett Jones LLP, as counsel to the Trust, Paul, Weiss, Rifkind, Wharton & Garrison LLP, as U.S. counsel to the Trust, Fraser Milner Casgrain LLP, as counsel to the Underwriters, and Vinson & Elkins L.L.P., as U.S. counsel to the Underwriters, a letter or letters of each firm containing statements to the effect that such counsel has reviewed and participated in discussions concerning the preparation of the Registration Statement and the U.S. Prospectus with certain officers or employees of the Trust and the Corporation and its auditors. Such counsel may also state that the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such, however, that they cannot and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements made in the Registration Statement or the U.S. Prospectus.

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The letters of such counsel shall also state that, subject to the limitations set forth in the preceding paragraph, on the basis of the information they gained in the course of performing the services referred to above, no facts came to such counsel’s attention which gave them reason to believe that (a) the Registration Statement (other than the financial statements, schedules and other financials or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Disclosure Package (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment), taken together with the price of the Offered Units to the public and the number of Firm Units and, if applicable, Over-Allotment Option Units to be included on the cover of the U.S. Prospectus, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (c) the U.S. Prospectus (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which such counsel need not comment) as of its date and the date of such letter, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

The letters of such counsel may be in such form and may also contain such qualifications and other statements as are customary for such letters delivered by Canadian or U.S. counsel, as applicable.

8.5	At the Closing Time, the Underwriters shall have received (in sufficient copies for each of the Underwriters and their counsel) a favourable legal opinion dated the Closing Date from the Trust’s legal counsel in the Province of Québec addressed to the Underwriters and their counsel and in form and substance acceptable to counsel to the Underwriters to the effect that the Trust has complied with all the laws of the Province of Québec relating to the use of the French language in connection with the Prospectus, any Supplementary Material and the sale of the Offered Units to purchasers in the Province of Québec, including without limitation the documents and the certificates representing the Offered Units to be delivered to purchasers of the Offered Units in the Province of Québec, and that the French language text appearing on the definitive certificates representing the Offered Units is not reasonably susceptible of any materially different interpretation from the English language text appearing thereon with respect to any material matter therein.
9. Officers’ Certificates.
9.1	The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Manager and the Corporation, on behalf of the Manager, the Trust and the Corporation or any two other senior officers of the Manager and the Corporation

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acceptable to the Underwriters, certifying for and on behalf of the Manager, the Trust and the Corporation, to the best of the knowledge, information and belief of the persons signing such certificate after having examined the Prospectus and if applicable, any Supplementary Material that:
(a)	each of the Trust, the Manager and the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(b)	since the respective dates as of which information is given in the Prospectuses and except as may have been the subject of Supplementary Material filed with the relevant Qualifying Authorities, there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise), and no change of any material fact or new material fact, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust or the Corporation or in the ability of the Manager to manage the Trust and the Corporation from the date hereof to the Closing Date except as disclosed in each of the Prospectuses;

(c)	the representations and warranties of the Trust, the Manager and the Corporation contained herein including those arising by delivery of documents hereunder are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby and by each of the Prospectuses;

(d)	no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any Trust Units or the sale of the Offered Units, or suspending the effectiveness of the Registration Statement has been issued and no proceedings, investigations or inquiry for such purpose are pending or, to the best of the knowledge, information and belief of the declarants contemplated or threatened;

(e)	except as disclosed in each of the Prospectuses or the Supplementary Material, if any, there are no actions, suits, proceedings, inquiries, compliance orders or directives pending or threatened in respect of the transactions contemplated hereunder;

(f)	except as disclosed in each of the Prospectuses or the Supplementary Material, if any, no material default exists, or as a result of the sale of the Firm Units will exist, under any instrument or agreement securing any indebtedness of or otherwise relating to the Manager, the Corporation or the Trust and no event which, with the giving of notice, the passage of time or the making of any determination, would constitute an event of default under any such instrument or agreement has occurred and is continuing which would be material to the Trust, the Corporation or the Manager;

(g)	since the respective dates as of which information is given in the Prospectuses and Supplementary Material, no transaction material to the Trust, the Corporation or the Manager has been entered into or is pending by any of such entities which is not disclosed in each of the Prospectuses or the Supplementary Material;

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(h)	each of the Trust, the Corporation and the Manager are duly qualified to transact business in all jurisdictions in which the conduct of its business requires qualification or in which failure to be so qualified would have a material adverse effect on its business taken as a whole;

(i)	there has been no amendment or change to, or waiver or default under, or termination of the Share Purchase Agreement or the terms of the ConocoPhillips Acquisition by the Trust or the Corporation or, to the knowledge of the Trust and the Corporation, the other parties thereto and the Share Purchase Agreement is in full force and effect unamended since the date thereof; and

(j)	as to such other matters as the Underwriters may reasonably request.
10. Sales Restrictions.
10.1	The Underwriters shall offer the Offered Units for sale to the public, directly and through other duly qualified investment dealers and brokers (the Underwriters, their respective affiliates, together with such other investment dealers and brokers, are referred to herein as the “Selling Firms”), only as permitted by applicable Securities Laws, and upon the terms and conditions set forth in the Prospectuses and in this Agreement, at an offering price not exceeding the Unit Price set forth on the cover page of the Shelf Prospectus Supplement. The Selling Firms will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus with respect to the Offered Units under the laws of any jurisdiction other than the Qualifying Provinces and the United States of America, provided that any offers or sales of Offered Units in the United States are made in compliance with Section 2.7 of this Agreement. For the purposes of this Section 10.1, the Underwriters shall be entitled to assume that the Offered Units (i) are qualified or registered for Distribution by duly qualified investment dealers and brokers under the Securities Laws of those Qualifying Provinces where a MRRS decision document, receipt or similar document for the Prospectus shall have been obtained from the applicable Qualifying Authority following the filing of the Preliminary Prospectus and the Prospectus or any Supplementary Material, and (ii) are registered under the Securities Act for offer and sale in the United States.

10.2	The Underwriters covenant and agree with the Trust, the Corporation and the Manager that they will not solicit subscriptions for the Offered Units outside of the Qualifying Provinces and the United States of America unless such sales are made in accordance with the applicable securities laws of such jurisdictions.

10.3	Notwithstanding the foregoing provisions of this Section 10, no Underwriter shall be liable to the Trust, the Manager or the Corporation under this Section 10 as a result of the violation by another Underwriter or Selling Firm of the provisions of this Section 10 or if the Underwriter first mentioned is not itself also in violation.

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11.	Market Stabilization.

11.1	The Underwriters agree not to bid for or purchase Trust Units during the period of the Distribution except in compliance with all applicable requirements of Ontario Securities Commission Policy Statement No. 5.1, Quebec Securities Commission Policy Statement No. Q-26 and Sections 11.11 and 11.26 of the rules of the Toronto Stock Exchange and Regulation M of the Exchange Act.

12.	Indemnification by the Trust, the Manager and the Corporation.

12.1	Each of the Trust and the Corporation (collectively the “Indemnitors”) hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents and their affiliates, and each person who controls any Underwriter within the meaning of the Exchange Act (collectively, the “Indemnified Parties”) from and against all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages and expenses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:
(a)	any breach of or default under any representation, warranty or covenant or agreement of the Trust, the Manager or the Corporation in this Agreement or any other document to be delivered pursuant hereto;

(b)	any information or statement (that does not constitute Underwriters’ Information) contained in the Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement which contains or is alleged to contain a misrepresentation (as defined in the Securities Act (Alberta)) or to be or be alleged to be untrue;

(c)	any omission or alleged omission to state in the Preliminary Prospectuses, the Prospectuses, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information, other than Underwriters’ Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d)	any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, administrative tribunal or stock exchange or other competent authority based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters’ Information) in the Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement

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(except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or Distribution of the Offered Units or any of them or any other securities of the Trust in any of the Qualifying Provinces or the United States of America;

(e)	any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as of the Effective Date or in any amendment thereof, or in the Preliminary Prospectuses, the Prospectuses or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto; or

(f)	the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchanges, including the Trust’s non-compliance with any requirement to make any document available for inspection.
Notwithstanding the foregoing provisions in this Section 12.1, no Indemnified Party shall be entitled to claim any indemnification if it is engaged in any dishonesty, fraud, fraudulent misrepresentation, gross negligence or wilful default (as determined in a final non-appealable judgment by a court of competent jurisdiction).

If any matter or thing contemplated by this Section 12 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors’ liability under this Section 12 except to the extent that the failure materially prejudices the Indemnitors or any of them) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.

12.2	In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:
(a)	none of the Trust, the Manager or the Corporation, as applicable, assumes the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Manager receiving notice of such Claim;

(b)	the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

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(c)	the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them;
(in which case the Indemnitors shall not have the right to assume that defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), provided that the Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

12.3	If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, then the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

12.4	With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 and Section 13 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.

12.5	The rights of indemnity contained in this Section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in one of the Prospectuses shall not apply if, prior to the Applicable Time, the Trust has delivered Supplementary Material in full compliance with Section 3 and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the applicable Securities Laws to have been so delivered to such person by the Underwriters and it is agreed by the Trust, the Corporation and the Manager that the material change report of the Trust dated September 18, 2006 is not required to be so provided) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.

12.6	The rights and remedies of the Underwriters set forth in Sections 12, 13 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.

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13.	Contribution.

13.1	In order to provide for just and equitable contribution in circumstances in which the indemnities provided in Section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages or expenses of the nature contemplated in Section 12 and suffered or incurred by the Indemnified Parties (a) in such proportions so that the Indemnified Parties are responsible for the proportion represented by the percentage that the Underwriters’ Commission received by the Underwriters bears to the aggregate purchase price paid to the Trust for Offered Units hereunder, and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately, or (b) if the allocation provided by the foregoing clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing clause but also the relative fault of the Indemnitors on the one hand and the Indemnified Parties on the other in connection with the statements, omissions or other matters which resulted in such losses, claims, damages, fines, penalties, liabilities or expenses of any nature whatsoever as well as any other relevant equitable considerations. The parties’ relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Indemnitors on the one hand or the Underwriters on the other and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission. No Indemnified Party shall be entitled to claim any contribution if it has engaged in any dishonesty, fraud, fraudulent misrepresentation, gross negligence or wilful default.

13.2	The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters and the other Indemnified Parties may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:
(a)	any investigation made by or on behalf of any Underwriter or any other Indemnified Party;

(b)	acceptance of any Offered Units and payment thereof; or

(c)	any termination of this Agreement.
13.3	In the event that any Indemnitor may be held to be entitled to contribution from an Indemnified Party pursuant to Section 13.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution from such Indemnified Party in an aggregate amount not exceeding the lesser of:
(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Party is responsible, as determined in Section 13.1; and

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(b)	the amount of the compensation actually received by the Indemnified Party hereunder (being, in the case of an Underwriter, the portion of the Underwriters’ Commission actually received by such Underwriter) minus the aggregate of any amounts paid or payable by the Indemnified Party by way of contribution to any other person hereunder.
13.4	If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Corporation notice thereof in writing as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Indemnitors or any of them of any obligation they may have to the Indemnified Parties under this Section 13 except to the extent, if any, that the failure materially prejudices the Indemnitors in respect of such claim.

13.5	Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust, the Manager or the Corporation by reason of or arising from any misrepresentation contained in one of the Preliminary Prospectuses, the Prospectuses or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters’ Information contained in such document.

14.	Expenses.

14.1	Whether or not the public offering of the Offered Units is completed, the Trust will be responsible, subject to Section 14.3, for all of the costs in connection with the proposed public offering, including without limitation the fees and expenses of counsel to the Manager, the Corporation and the Trust (including fees and expenses incurred by such counsel in connection with discussions with and opinions to the Underwriters and their counsel as part of the Underwriters’ due diligence investigations), auditors, transfer agents and outside consultants, filing fees, the costs of preparing and printing the Prospectuses and any Supplementary Material, the costs and expenses of translation, all costs associated with marketing materials, marketing presentations and information meetings, out-of-pocket costs related to travel and accommodations for the Manager’s executives attending such presentations and meetings and the cost of preparing record books for all of the parties to this Agreement and their respective counsel.

14.2	If the public offering of the Firm Units is not completed due to any reason whatsoever, including, without limitation, the inability or unwillingness of the Trust or due to any of the Underwriters exercising the termination rights set forth herein, the Trust shall be responsible for the reasonable fees and expenses of counsel to the Underwriters (on a solicitor and his own client basis) and the out-of-pocket expenses incurred by the Underwriters, including their expenses related to due diligence investigations (including the fees and expenses of any experts retained by the Underwriters in connection therewith), information meetings and travel (the “Underwriters’ Expenses”).

14.3	If the public offering of the Firm Units is completed, the Underwriters shall be responsible for the Underwriters’ Expenses.

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14.4	If the Underwriters are entitled to reimbursement for Underwriters’ Expenses hereunder, the Manager and the Trust shall reimburse the Underwriters upon presentation of reasonable evidence of such expenses; the Underwriters shall present reasonable evidence of the Underwriters’ Expenses to the Trust as soon as is practicable following the termination of the public offering and the Manager and the Trust shall reimburse the Lead Underwriter, on behalf of the Underwriters, therefor, in accordance with Section 14.2, within 30 days of receipt of reasonable evidence of the Underwriters’ Expenses.

15.	Covenants of the Underwriters.

15.1	The Underwriters shall:
(a)	give prompt notice to the Trust, when, in the opinion of the Underwriters, Distribution has ceased;

(b)	as soon as practicable and, in any event, within 30 days of the completion of the Distribution, provide to the Trust a breakdown of the number of Offered Units sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable; and

(c)	notify promptly (and in any event within 90 days of the date of this Agreement) each Qualifying Authority, where required, of the number of Offered Units sold in the relevant Qualifying Province.
16.	Nature and Survival of Representations, Warranties, Covenants and Indemnity.

16.1	All representations, warranties, covenants, obligations and agreements of each of the Trust, the Manager and the Corporation herein contained or contained in documents submitted or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units or any of them and regardless of any examination or investigation which the Underwriters may carry out or which may be carried out on their behalf.

17.	Termination Rights.

17.1	The obligation of the Underwriters to purchase the Firm Units shall be subject to the accuracy as of the Closing Time of the representations and warranties of each of the Trust, the Manager and the Corporation contained herein or in any certificate or document delivered pursuant to or contemplated by this Agreement and the due fulfilment and compliance by each of the Trust, the Manager and the Corporation of and with its covenants herein contained.

17.2	All representations, warranties, terms and conditions of this Agreement, other than those which expressly provide for an obligation of the Underwriters, shall be construed as conditions inserted for the benefit of the Underwriters. Any breach of, default under or non-compliance with any such representation, warranty, term or condition by the Trust, the

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Manager or the Corporation, as applicable, shall entitle any of the Underwriters, without limitation of any other remedies of the Underwriters, to terminate each such Underwriter’s obligation to purchase the Firm Units by giving written notice to that effect to the Trust and the Manager at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any such representation, warranty, term or condition without prejudice to the rights of the Underwriters in respect of any other such representation, warranty, term or condition or any other or subsequent breach, default or non-compliance with that or any other representation, warranty, term or condition, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Firm Units or in preparing or joining in the execution of the Prospectuses or any Supplementary Material shall constitute a waiver of, or create an estoppel against, the Underwriters.

17.3	In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement if, during the period from the date of this Agreement to the Closing Time:
(a)	any order to cease or suspend trading in any securities of the Trust or the Corporation, or prohibiting or restricting the Distribution of the Firm Units, is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, which has not been rescinded, revoked or withdrawn; or

(b)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any of the Qualifying Provinces, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Trust (on a consolidated basis), or otherwise, which in the opinion of any of the Underwriters may prevent or operate to prevent or restrict the Distribution of, or trading in, the Trust Units or the trading in any other securities of the Trust; or

(c)	except as contemplated by the October 31 Proposals, the Tax Opinions are revoked or materially modified by counsel or there is any change of law or the interpretation or administration thereof that renders the Tax Opinions inapplicable, which in the opinion of the Underwriters may prevent or operate to prevent or restrict the Distribution of, or trading in, the Firm Units, or trading in any other securities of the Trust; or

(d)	there is announced or enacted any changes or proposed changes in or to (i) the income tax laws or other taxation legislation (or regulations promulgated thereunder) of Canada or of any of the provinces of Canada, including, without limitation, income tax laws or other taxation legislation applicable to Unitholders, to the Trust or the Corporation or any of their subsidiaries, or to income trusts or royalty trusts generally, or the interpretation, administration or application of such legislation (or

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regulations), or (ii) United States federal, state or local income tax laws or other taxation legislation (or regulations promulgated thereunder) applicable to Unitholders, or to the Trust or the Corporation or any of their subsidiaries, or to income trusts or royalty trusts generally, or the interpretation, administration or application of such legislation (or regulations), or (iii) the October 31 Proposals, or the interpretation, administration or application of the October 31 Proposals, in any of the foregoing cases, by any relevant taxing or governmental authority, which announcement, enactment, change or proposed change, in the opinion of any of the Underwriters, has had, has or might reasonably be expected to have a significant adverse effect on the market price, value or marketability of the Trust Units, or on the business, affairs or financial condition of the Trust or the Corporation; or

(e)	the Department of Finance or other governmental authority advises any of the Trust, the Corporation or the Manager or otherwise announces that the Comfort Letter may not be relied on in the manner and to the extent contemplated by the Shelf Prospectus Supplement (without qualification for the fact that it is non binding) or that the comfort thereunder is in any manner withdrawn, or any other event occurs or announcement is made which has or may have the effect of reducing the four year grandfathering period with respect to the application of the October 31 Proposals as a result of the ConocoPhillips Acquisition or any other acquisition by the Trust or the Corporation or as a result of any other transaction by the Trust or the Corporation or the Manager; or

(f)	there should develop, occur or come into effect or existence any event, action, or occurrence of national or international consequence (including any act of terrorism, war or like event), any governmental action, law or regulation, inquiry, state, condition or major financial occurrence or other occurrence of any nature which, in the reasonable opinion of any of the Underwriters, seriously adversely affects, or may seriously adversely affect, the financial markets or the business, operations or affairs of the Trust or the Corporation taken as a whole or the ability of the Manager to manage the affairs of the Trust and the Corporation; or

(g)	there shall occur any event, change or development, including a prospective event or change or a Development, financial or otherwise, in the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust, the Manager or the Corporation which, in the opinion of any of the Underwriters, would reasonably be expected to have a significant adverse effect on the market price, value or marketability of the Trust Units; or

(h)	trading in securities generally on either of the Toronto Stock Exchange or the New York Stock Exchanges shall have been suspended or limited or minimum prices shall have been established on either such exchange; or

(i)	a banking moratorium shall have been declared either by United States federal, New York state, or Canadian federal authorities; or

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(j)	the Underwriters shall become aware as a result of their due diligence review or otherwise of any material adverse change with respect to the Trust, the Corporation or the Manager which existed prior to the date hereof and had not been publicly disclosed prior to the date hereof;
by giving the Trust written notice to that effect at or prior to the Closing Time.

17.4	If any Underwriter shall elect to terminate its obligation to purchase the Firm Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the Manager or the Corporation, the liability of the Trust, the Manager and the Corporation hereunder with respect to such Underwriter shall be limited to the indemnity referred to in Section 12, the contribution rights referred to in Section 13 and the payment of expenses referred to in Section 14.

17.5	The rights of termination contained in this Section 17 may be exercised by any Underwriter acting alone and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any of the matters contemplated by this Agreement or otherwise. Any such termination shall not discharge or otherwise affect any obligation or liability of the Trust, the Manager or the Corporation provided herein or prejudice any other rights or remedies any party may have as a result of any breach, default or non-compliance by any other party. A notice of termination given by an Underwriter under this Section 17 shall not be binding upon any other Underwriter. In the event that any one or more but not all of the Underwriters shall exercise its rights of termination herein, then the provisions of Sections 19.2 and 19.3 shall apply.

17.6	The execution of any Supplementary Material (including without limitation an amendment to the Preliminary Prospectus or the Prospectus) in respect of any material change and the continued offering of the Offered Units, as the case may be, thereafter by the Underwriters shall not constitute a waiver of the Underwriters’ rights under this Section 17.

18.	Notification.

18.1	The Trust shall promptly advise the Lead Underwriter of any request made at any time prior to the end of the Distribution of the Offered Units by the SEC, any Qualifying Authority or the Exchanges for any Supplementary Material or for any additional information, the issuance by the SEC, any such Qualifying Authority or the Exchanges of any cease trading or stop order relating to the Offered Units or any other securities of the Trust or order preventing or suspending the use of the Prospectuses relating to the Offered Units or the qualification of the Offered Units for offering or sale in any jurisdiction, or of the institution, or to its knowledge threat of institution, of any proceedings for that purpose or of the receipt by the Trust of any written communication from the SEC, any such Qualifying Authority or the Exchanges relating to the Preliminary Prospectuses, the Prospectuses, any Supplementary Material or the offering of Offered Units. Each of the Trust, the Manager and the Corporation shall use all commercially reasonable efforts to prevent the issuance of any such cease trading or stop order or other order and, if issued, to obtain the withdrawal or lifting thereof as soon as possible.

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18.2	During the period commencing on the date hereof and ending upon the completion of the Distribution of the Offered Units, the Trust shall provide to the Underwriters on a timely basis, for review by the Underwriters and their counsel prior to filing, any proposed document, including without limitation any Supplementary Material, including without limitation any annual information form, material change report or information circular, which may be required to be filed by the SEC, any Qualifying Authority or the Exchanges.
19.	Obligations of the Underwriters.
19.1	The obligations of the Underwriters to purchase at the Closing Time shall be several and not joint in that each Underwriter shall be obligated to purchase only the percentage of the Offered Units respectively set out opposite its name below:

RBC Dominion Securities Inc.	21.0%
BMO Nesbitt Burns Inc.	17.0%
CIBC World Markets Inc.	15.0%
Scotia Capital Inc.	9.5%
National Bank Financial Inc.	7.5%
TD Securities Inc.	7.5%
Merrill Lynch Canada Inc.	6.5%
HSBC Securities (Canada) Inc.	4.0%
Canaccord Capital Corporation	3.5%
Raymond James Ltd	3.5%
Sprott Securities Inc.	2.0%
Dundee Securities Corporation	1.5%
FirstEnergy Capital Corp.	0.5%
Peters & Co. Limited.	0.5%
Tristone Capital Inc.	0.5%

100%

19.2	If at the Closing Time any one or more of the Underwriters fail or refuse to purchase its respective percentage of the Firm Units and the percentage of the total number of Firm Units which one or more of the Underwriters has failed or refused to purchase does not exceed 7.5% of the total number of Firm Units which the Underwriters have agreed to purchase, the remaining Underwriters shall be obligated severally to purchase such Firm Units which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages. If the Firm Units which one or more Underwriters have failed or refused to purchase exceed 7.5% of such total number, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Firm Units which would otherwise have been purchased by the Underwriters which fail to purchase. In any such case either a non-defaulting Underwriter or the Trust shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in

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order that the required changes, if any, in the Prospectuses or in any other documents or arrangements may be effected. If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Lead Underwriter (on behalf of the Underwriters) and the Trust for the purchase of such Firm Units are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Trust, to terminate, without liability (except under Section 13, if applicable), its obligation to purchase its original percentage of the Firm Units and (ii) the Trust shall have the right to terminate its obligations hereunder without liability on its part except under Sections 12, 13 (if applicable) and 14 hereof in respect of non-defaulting Underwriters. Any action taken under this Section 19.2 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.
19.3	Nothing in this Agreement shall obligate the Trust to sell to one or any of the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default from liability to the Trust, the Manager or the Corporation or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust, the Manager or the Corporation of their obligations under and in accordance with this Agreement, there shall be no further liability on the part of the Trust, the Manager or the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 12, 13 and 14.

20.	Notices.

20.1	Any notice or other communication required or permitted to be given hereunder shall be delivered in the case of the Trust, the Manager or the Corporation to the Manager at BP Centre, 2900, 240 — 4th Avenue SW, Calgary, AB, T2P 4H4, fax number (403) 294-0041; Attention: James S. Kinnear, with a copy to: Bennett Jones LLP, 4500 Bankers Hall East, 855 -2nd Street S.W., Calgary, Alberta T2P 4K7, fax number (403) 265-7219; Attention: Brad D. Markel; in the case of the Underwriters, to RBC Dominion Securities Inc., 11th Floor, 888 — 3rd Street S.W., Calgary, Alberta, T2P 5C5, fax number (403) 299-6900, and, in the case of notice to any one Underwriter, at such address as may be provided by the Underwriter from time to time upon request by any of the other parties. The Trust, the Manager and the Corporation, the Underwriters and each of them may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by courier service or by facsimile transmission, and shall be deemed to have been received, if given by facsimile transmission, on the day of sending (if such day is a Business Day and, if not, on the next Business Day following the sending thereof) and, if given by courier service, on the next Business Day following the sending thereof.

21.	Lead Underwriter.

21.1	The Trust, the Manager and the Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter which shall represent the Underwriters and which have the authority to bind the Underwriters

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except in respect of: (i) a notice of termination given pursuant to Section 17, which notice may be given by any Underwriter, (ii) a notice of the exercise of a right or a notice of termination pursuant to Section 19.2, which notice may be given by any non-defaulting Underwriter, or (iii) any actions taken under Sections 12 or 13 which may be given only by the Underwriter affected thereby. The Lead Underwriter shall consult fully with the other Underwriters with respect to any such notice or other communication. Acceptance of this offer by the Trust, the Manager and the Corporation shall constitute their respective authority for accepting notification of any such matters from, and for delivering the definitive certificate representing the Offered Units, to or to the order of RBC Dominion Securities Inc.

22.	Further Offerings.

22.1	The Trust shall not, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters after discussion therewith, which consent shall not be unreasonably withheld, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Trust Units or other securities of the Trust or securities convertible into or exchangeable for Trust Units or other securities of the Trust (other than for purposes of the Trust’s option, incentive, distribution reinvestment or similar plans in existence on the date hereof and described in the Prospectuses; and securities issued in connection with an arms’ length acquisition, merger, consolidation or amalgamation with any company or companies or the exchange of Royalty Units or Class A Trust Units outstanding on the date hereof for Trust Units), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Trust Units or other securities, in cash or otherwise, in each case prior to 90 days after the Closing Date.

22.2	The Manager agrees that it will not, directly or indirectly, offer, sell, pledge or otherwise dispose of any Trust Units or any securities convertible into or exchangeable or exercisable for Trust Units or enter into any swap or other derivative transaction with similar effect as a sale of Trust Units, for a period of 90 days after the Closing Date without the prior written consent of the Lead Underwriter.

23.	Successors.

23.1	This Agreement has been and is made solely for the benefit of the Underwriters, the Trust, the Corporation and the Manager and their respective successors, executors, administrators, heirs and assigns, and the officers, directors, shareholders, employees, agents and their affiliates and controlling persons referred to herein, and no other person will have any right or obligation hereunder. No purchaser of any of the Offered Units from any Underwriter shall be deemed a successor or assign merely because of such purchase.

24.	Agent for Service; Submission to Jurisdiction.

24.1	By the execution and delivery of this Agreement, each of the Trust, the Corporation and the Manager (i) acknowledges that it has, by separate written instrument, irrevocably designated

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and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Offered Units that may be instituted in any federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation, (ii) submits to the exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to such of the Trust, the Corporation and the Manager (mailed or delivered to the Manager at its principal office in Calgary, Alberta, Canada), shall be deemed in every respect effective service of process upon such of the Trust, the Corporation and the Manager as is applicable in any such suit or proceeding. Each of the Trust, the Corporation and the Manager further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect for a period of six years from the date of this Agreement.

24.2	If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder in United States dollars into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligations of each of the Trust, the Corporation and the Manager in respect of any sum due from it to any Underwriter in United States dollars shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, each of the Trust, the Corporation and the Manager agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Trust, the Corporation or the Manager paying such amount (but without duplication) an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

24.3	To the extent that any of the Trust, the Corporation or the Manager has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

25.	Miscellaneous.

25.1	If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof

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and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

25.2	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of Alberta with respect to all matters arising out of this Agreement and the transactions contemplated herein.

25.3	Time shall be of the essence hereof.

25.4	Unless otherwise indicated, all references herein to currency shall be to the lawful money of Canada.

25.5	In exercising rights or making decisions under the agreement, all parties shall act in a commercially reasonable manner consistent with practice in the Canadian securities industry.

25.6	This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts, taken together, shall constitute one and the same instrument. A signed counterpart of this Agreement provided by way of facsimile transmission shall be as binding upon the parties as an originally signed counterpart.

25.7	The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, as trustee of the Trust, or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as such term is defined in the Trust Indenture).

25.8	The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and any one or more of the Trust, the Corporation and the Manager with respect to the subject matter hereof.

25.9	The Trust hereby acknowledges that (a) the purchase and sale of the Offered Units pursuant to this Agreement is an arm’s-length commercial transaction between the Trust, the Corporation and the Manager, on the one hand, and the Underwriters and any affiliate through which they may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Trust, the Corporation or the Manager, and (c) the engagement of the Underwriters by the Trust, the Corporation and the Manager in connection with the offering of the Offered Units and the process leading up to such offering is as independent contractors and not in any other capacity. Furthermore, the Trust, the Corporation and the Manager agree that they are solely responsible for making their own judgments in connection with such offering (irrespective of whether any of the Underwriters

Pengrowth Energy Trust Underwriting Agreement	Page 50 of 52
has advised or is currently advising the Trust, the Corporation or the Manager on related or other matters). The Trust, the Corporation and the Manager agree that they will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to any of them, in connection with such transaction or the process leading thereto.

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If this letter accurately reflects the terms of the Agreement which we are to enter into and if such terms are agreed to by each of the Trust, the Manager and the Corporation, please signify acceptance by executing this letter where indicated below and returning the same to RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.		BMO NESBITT BURNS INC.

By:	(signed) “Gordon M. Ritchie”	By:	(signed) “Eric L. Toews”

CIBC WORLD MARKETS INC.		SCOTIA CAPITAL INC.

By:	(signed) “Brenda A. Mason”	By:	(signed) “Craig M. Langpap”

NATIONAL BANK FINANCIAL INC.		TD SECURITIES INC.

By:	(signed) “Robert B. Wonnacott”	By:	(signed) “Alec W. G. Clark”

MERRILL LYNCH CANADA INC.		HSBC SECURITIES (CANADA) INC.

By:	(signed) “Aaron Papps”	By:	(signed) “Rod A. McIsaac”

CANACCORD CAPITAL CORPORATION		RAYMOND JAMES LTD.

By:	(signed) “Karl B. Staddon”	By:	(signed) “Edward J. Bereznicki”

SPROTT SECURITIES INC.		DUNDEE SECURITIES CORPORATION

By:	(signed) “Brian K. Petersen”	By:	(signed) “Sheldon McDonough”

FIRSTENERGY CAPITAL CORP.		PETERS & CO. LIMITED

By:	(signed) “Hugh R. Sanderson”	By:	(signed) “Bradley P.D. Fedora”

TRISTONE CAPITAL INC.

By:	(signed)“Brad Hurtubise”

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The foregoing agreement is hereby accepted and agreed to as of the date first above written.

PENGROWTH CORPORATION		PENGROWTH ENERGY TRUST, by its Administrator, Pengrowth Corporation

By:	(signed)“James S. Kinnear”	By:	(signed)“James S. Kinnear”

	James S. Kinnear		James S. Kinnear

PENGROWTH MANAGEMENT LIMITED

By:	(signed)“James S. Kinnear”

James S. Kinnear

SCHEDULE “A”
     None.